CRESTVIEW CAPITAL PARTNERS, LLC



                                                                  April 13, 2007

VIA E-MAIL

Rodney A. Bienvenu, Jr.
Halo Technology Holdings, Inc. (the "Company")
151 Railroad Avenue
Greenwich, CT 06890

Dear Ron:

      This is a follow-up to our letter delivered Friday, April 6, 2007 (the "Proposal Letter") expressing the desire of Crestview Capital Master LLC (the "Fund"), together with certain designees to be determined by us, to acquire the business of the Company's wholly owned subsidiary, Empagio, Inc. ("Empagio"). We have yet to receive a formal reply from the Company and believe that you are unwilling to execute our Proposal Letter as submitted. Nonetheless, given our continuing interest in an Empagio transaction we are willing to proceed on the basis of the following revisions to our Proposal Letter:


      We are willing to pay aggregate consideration of $18 million for the Empagio business in a combination of $11 million in cash, $2 million in assumption by Empagio of the Company's outstanding note currently held by the Fund, and an issuance of a promissory note for $5 million in cash over a three (3) to five (5) year period, all as more fully described in the attached revised proposal letter.

      Notwithstanding that more than a week has passed since we submitted our Proposal Letter, we are still willing to devote substantial time, effort and resources to work to accomplish both a signing of the proposed transaction by April 30, 2007 and a closing shortly thereafter. In this regard, we can assure you that with access to appropriate financial information to enable us to undertake our confirmatory due diligence, we would be committed to moving as quickly as possible with respect to a potential transaction. In particular, we believe that with access to appropriate financial information we would quickly be able to confirm the purchase price referenced above. And, given our current investment position in the Company, our knowledge as to the Company's business, and the assistance we are receiving from a respected industry leader in connection with our investment in the Company, and in particular the Empagio opportunity, we would be surprised if anyone else could bring as much certainty of closure to the Company in finalizing due diligence and negotiating and closing an acquisition of the business of Empagio.

         As a current significant common stockholder and note holder, we believe that our modified proposal is quite favorable to the Company -- both in terms of aggregate consideration to be paid and immediate cash payment to help the Company address what is clearly a difficult liquidity situation -- and we fully expect the Company, its Board of Directors and its officers to live up to all applicable duties to us and to all other stakeholders to fully explore the proposed transaction with us.

         In order to expedite work on our proposed transaction, we have included a revised version of our Proposal Letter, modified to encompass the matters set forth above, for your execution and return to us, no later than the 12:00 p.m. Chicago time, Sunday, April 15, 2007.

         We look forward to hearing from you shortly.


                                            Sincerely,

                                            CRESTVIEW CAPITAL PARTNERS, LLC


                                            By: /s/ Daniel I. Warsh
                                                -------------------------------
                                            Name:  Daniel I. Warsh
                                            Title: Manager


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